UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **AngloGold Ashanti – Update on South Africa Earthquake**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

NEWS RELEASE

AngloGold Ashanti Further Update on South Africa Earthquake

(JOHANNESBURG) – AngloGold Ashanti confirms that each one of the 3,300 people working underground at its Great Noligwa and Moab Khotsong mines early yesterday afternoon, when a 5.3 magnitude earthquake struck South Africa's North West province, were safely hoisted to surface by 7:30pm yesterday.

Twenty-eight employees who sustained minor injuries as a result of the event have received medical treatment and all have been discharged. Counsellors have assisted 17 employees with treatment for shock, and will remain on hand for others who may require their services. Importantly, all safety systems and protocols were observed and all employees and contractors were instrumental in ensuring the mine was cleared safely.

"Safely hoisting all 3,300 people to surface after an earthquake of this size is an achievement of which we're immensely proud," Mike O'Hare, AngloGold Ashanti's Chief Operating Officer: South Africa, said. *"Our infrastructure responded as it was designed to, and our safety protocols worked as they should. Our thanks go to every employee, the contractors on site and the management team who together made this outcome possible."*

AngloGold Ashanti's own engineers and specialists, together with external seismology experts, are conducting intensive, real-time intensive monitoring of seismic activity in the region. Once it is deemed safe for inspection crews to proceed underground, a thorough examination of all underground infrastructure, as well as ore passes, haulages and working areas, will take place. At this stage, vertical infrastructure is functioning well and the inspections conducted immediately after the earthquake suggests that these shafts sustained only minor damage. Electronic systems that monitor various aspects of our underground areas are also working normally, allowing us to remotely draw information from a large portion of both mines.

In parallel with this process, AngloGold Ashanti is in close contact with engineers from Eskom Holdings Ltd., the state-owned power provider, to establish when fully redundant electricity supply will be restored. AngloGold Ashanti would like to commend Eskom for working quickly to restore the current feed to our Vaal River Operations, which has allowed for cooling of underground areas to continue.

Once it is clear that we have the correct power feed and underground areas and infrastructure are deemed safe, a decision will be made on resuming normal shifts. At this stage, we will wait for the appropriate underground conditions and then conduct thorough assessments. AngloGold Ashanti intends to provide a more detailed update on the status of the underground operations on Monday, August 11.

AngloGold Ashanti's West Wits operating region and the Kopanang mine in the Vaal River area, were not affected by the event.

More about AngloGold Ashanti

AngloGold Ashanti is a global gold producer with 20 operations spanning 10 countries. In 2013, AngloGold Ashanti produced 4.105Moz of gold at a total cash cost of $830/oz. In 2013, Moab Khotsong produced 212,000oz at a total cash cost of $797/oz and Great Noligwa produced 83,000oz at a total cash cost of $1,100/oz. Together, these two mines affected by yesterday's earthquake, accounted for roughly 7% of total group production last year.

ENDS

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 6, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance